UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

VECTOR GROUP LTD.
(Name of applicant)

100 S.E. Second Street, 32nd Floor, Miami, Florida 33131
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*

6.75% Variable Interest Senior Convertible Notes due 2014	Up to aggregate principal amount of $107,919,130
Approximate date of proposed public offering:
As promptly as possible after the effectiveness of this Application for Qualification

Name and address of agent for service:	With a copy to:
Marc N. Bell Vice President & General Counsel Vector Group Ltd. 100 S.E. Second Street, 32nd Floor Miami, Florida 33131 (305) 579-8000	Stephen E. Older McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10017 (212) 547-5400

*	The actual aggregate principal amount of 6.75% Variable Interest Senior Convertible Exchange Notes due 2014 to be issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 5% Variable Interest Senior Convertible Notes due 2011 that are exchanged as described in Item 2.
THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL
1. General Information.
(a)	The applicant, Vector Group Ltd. (the “Company”), is a corporation.

(b)	The Company is incorporated under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
     Upon the terms set forth in certain Issuance and Exchange Agreements dated June 15, 2009, the Company has offered to exchange $1,070 principal amount of its 6.75% Variable Interest Senior Convertible Exchange Notes due 2014 (the “New Notes”) for each $1,000 principal amount of its currently outstanding 5.0% Variable Interest Senior Convertible Notes due 2011 (the “Outstanding Notes”) (the “Exchange”). The New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.
     As the New Notes were offered for exchange by the Company with its existing noteholders exclusively and solely for the Outstanding Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company to holders of Outstanding Notes in connection with and as part of the terms of the Exchange, the engagement of Wells Fargo Bank, National Association, as trustee (the “Trustee”) under the Indenture, payment of an advisory fee to Jefferies & Co., Inc., and payments of the fees and expenses of the Company’s legal advisors. No holder of the Outstanding Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.
AFFILIATIONS
3. Affiliates.
     For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference.
     The following is a list of entities that may be deemed affiliates of the Company as of the date of this Application:

		Ownership
Name	Jurisdiction	Percentage
Liggett Group LLC	Delaware	100%
Liggett Vector Brands Inc.	Delaware	100%
New Valley LLC	Delaware	100%
Vector Tobacco Inc.	Virginia	100%
VGR Holding LLC	Delaware	100%

MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     Set forth below are the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is c/o Vector Group Ltd., 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131.

Name	Office(s)

Bennett S. LeBow	Chairman of the Board of Directors

Howard M. Lorber	President and Chief Executive Officer, Director

Ronald J. Bernstein	President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands Inc., Director

Henry C. Bernstein	Director

Robert J. Eide	Director

Jeffrey S. Podell	Director

Jean E. Sharpe	Director

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Chief Financial Officer and Treasurer

Marc N. Bell	Vice President, General Counsel and Secretary
5.	Principal Owners of Voting Securities.
     As of June 25, 2009, based on publicly available information, the Company believes that the following person owns ten percent or more of the voting securities of the Company:

			Percentage
			of Voting
Names and Complete		Amount	Securities
Mailing Address	Title of Class Owned	Owned	Owned(1)

High River Limited Partnership(1)	Common Stock	12,784,685	19.2%
Hopper Investments, LLC
Barberry Corp.
Tortoise Corp.
Reindeer Holding LLC
Reindeer Subsidiary LLC
Arnos Corp.
Unicorn Associates Corporation
ACF Industries Holding Corp.
Highcrest Investors Corp.
Buffalo Investors Corp.
Starfire Holding Corporation
Little Meadow Corp.
Carl C. Icahn
767 Fifth Avenue New York, NY 10153
Bennett S. LeBow(2)(3)(4)	Common Stock	9,567,259	13.7%
Dr. Philip Frost (5)	Common Stock	8,054,115	11.5%

(1)	Based upon a Form 4 filed by the named entities on July 18, 2006. Barberry Corp. (“Barberry”) is the sole member of Hopper Investments LLC, which is the general partner of High River Limited Partnership. Starfire Holding Corporation (“Starfire”) owns 100% of Buffalo Investors Corp., which owns 99.34% of Highcrest Investors Corp., which owns 100% of ACF Industries Holding Corp., which owns 100% of Unicorn Associates Corporation, which owns 100% of Arnos Corp., which owns 100% of Tortoise Corp, which owns 100% of Reindeer Holding LLC, which owns 100% of Reindeer Subsidiary LLC. Each of Barberry, Starfire and Little Meadow Corp. are 100% owned by Mr. Icahn. Mr. Icahn, by virtue of his relationship to these entities, may be deemed to indirectly beneficially own the shares held by these entities.

(2)	Includes 5,729,585 shares of Common Stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, 656,885 shares of Common Stock held by LeBow Epsilon Investments Trust, 115,076 shares held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, and 3,065,713 shares acquirable by LeBow Epsilon Investments Trust, as assignee of Mr. LeBow, upon exercise of currently exercisable options. Mr. LeBow indirectly exercises sole voting power and sole dispositive power over the shares of Common Stock held or acquirable by the partnerships and trust. LeBow Holdings, Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, and the general partner of LeBow Alpha LLLP. LeBow Gamma, Inc. is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust. Mr. LeBow and family members serve as directors and executive officers of the foundation, and Mr. LeBow possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation’s shares of Common Stock.

(3)	The named individual is a director of the Company.

(4)	The named individual is an executive officer of the Company.

(5)	Includes 4,719,647 shares of common stock owned by Frost Gamma Investments Trust, a trust organized under Florida law, and $50 million of the Company’s 6.75% Variable Interest Senior Convertible Notes due 2014 held by Frost Nevada Investments Trust, a trust organized under Nevada law. The notes are convertible into 3,324,468 shares. Dr. Frost is the sole trustee of Frost Gamma Investments Trust and Frost Nevada Investments Trust. As the sole trustee, Dr. Frost may be deemed the beneficial owner of all shares owned by the trusts, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the trust. Includes 10,000 shares owned by Dr. Frost’s spouse, as to which shares Dr. Frost disclaims beneficial ownership.
UNDERWRITERS
6. Underwriters.
(a)	The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten
Jefferies & Co., Inc. One Station Place Stamford, CT 06902	11% Senior Secured Notes due 2015

Jefferies & Co., Inc. One Station Place	3.875% Variable Interest Senior Convertible Debentures Due 2026
Stamford, CT 06902
(b)	The New Notes will be exchanged for Outstanding Notes without the assistance of an underwriter.

CAPITAL SECURITIES
7.	Capitalization.
(a)	The table below sets forth the amount authorized and amount outstanding of each class of the Company’s securities as of June 25, 2009.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.10	150,000,000 shares	66,527,069 shares
Preferred Stock, par value $1.00	10,000,000 shares	0 shares
11% Senior Secured Notes due 2015	$165,000,000	$165,000,000
3.875% Variable Interest Senior Convertible Debentures Due 2026	$110,000,000	$110,000,000

5% Variable Interest Senor Convertible Notes Due 2011	$111,864,000	$100,859,000 (1)

6.75% Variable Interest Senior Convertible Notes Due 2014	$50,000,000	$50,000,000

(1)	Amount outstanding prior to the Exchange.
(b)	Holders of common stock are entitled to one vote at all meetings of stockholders for each share held by them. Holders of common stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption.

Holders of preferred stock are not entitled to vote on any matter, except in certain limited circumstances as permitted under Delaware law as determined by the Board of Directors.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The New Notes will be issued pursuant to, and will be governed by, the Indenture. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture, which is filed as Exhibit T3C.1 hereto and incorporated herein by reference. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the Indenture.
     The New Notes will be issued under the Indenture to be entered into between the Company and the Trustee. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(a) Events of Default; Withholding of Notice
     The following will be events of default under the Indenture:
(1)	the Company fails to deliver, in connection with any conversion of New Notes into the Company’s shares of common stock, within 10 Business Days of the related conversion date, the number of shares of common stock required to effect such conversion or the Company gives notice, written or oral, to any holder of New Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any New Notes into shares of common stock that is tendered in accordance with the provisions of the Indenture; or

(2)	If for 30 consecutive Business Days a Holder’s pro rata share of the number of shares of common stock reserved for issuance upon conversion of the New Notes is less than the number of shares of common stock such Holder would be entitled to receive upon a conversion of the full principal amount of such Holder’s New Notes, without regard to the Conversion Limitation; or

(3)	the Company fails to pay any interest (including any default additional interest payable during the 365 day period referred to in clause 5(b) below), when due, and such failure continues for a period of 5 days; or

(4)	the Company fails to pay the outstanding Principal Amount, New Notes, or the Fundamental Change Repurchase Price, when due; or

(5)	(a) the Company fails to perform any covenant or agreement in the Indenture (other than covenants or agreements referred to in clauses (1) through (4) above or clause (5)(b) below), and such failure continues for 60 days after written notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding; or

(b) the Company fails to file with the Trustee, within the periods specified in the Indenture, any reports, information or documents on its part required to be so filed pursuant to the Indenture, and such failure continues for a period of 365 days after the expiration of all grace periods therefore; or

(6)	the Company or any of its significant subsidiaries fails to pay when due any principal or interest on any loan agreement or other instrument under which there may be outstanding any debt for money borrowed in excess of $10 million (other than nonrecourse indebtedness for borrowed money which is secured only by the real property to which it relates), which failure results in the acceleration of such indebtedness, and such indebtedness is not discharged or such acceleration is not rescinded or annulled, within 30 days after written notice to the Company and/or such significant subsidiary from the Trustee or the holders of 25% in aggregate principal amount of the New Notes then outstanding; or

(7)	one or more final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time, are rendered against the Company or any significant subsidiary and not stayed, bonded or discharged within 60 days; or

(8)	the Company fails to give the Fundamental Change Company Notice when required to do so under the Indenture; or

(9)	the entry by a court of competent jurisdiction of (i) a decree or order for relief in respect of the Company or any significant subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company or any significant subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any significant subsidiary under any applicable federal or state law or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any significant subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(10)	the commencement by the Company or any significant subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company or any significant subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any significant subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any significant subsidiary in furtherance of any such action.

If any event of default occurs and continues for the required amount of time, the Trustee or the holders of not less than 25% of the aggregate principal amount of the New Notes then outstanding may declare all New Notes, together with all accrued and unpaid interest, if any, immediately due and payable by giving notice in writing to the Company (and to the Trustee, if given by the holders). Notwithstanding the preceding sentence, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to the Company or any significant subsidiary, all outstanding New Notes will become immediately due and payable without further action or notice. The holders of a majority of the aggregate principal amount of the New Notes then outstanding may, however, by notice in writing to the Company and the Trustee, rescind the declaration if:
(1) the Company has paid or deposited with the trustee all amounts that have become due, otherwise than through acceleration, for principal and interest, if any; and
(2) all defaults under the Indenture are cured or waived.
In case of any judicial proceeding relative to the Company, its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding.
The holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust power conferred on the Trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability.
(b)	Authentication and Delivery of the New Notes; Use of Proceeds
This will be true only for the Global Security or any Physical Security.
The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Outstanding Notes.
(c)	Release and Substitution of Any Property Subject to the Lien of the Indenture
          The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
(d)	Satisfaction and Discharge
The Company may discharge its obligations under the Indenture if:
     (1) either (a) all of the then-outstanding New Notes have been delivered to the Trustee for cancellation, or (b) all the then-outstanding New Notes have become due and payable, and the Company deposits with the Trustee cash sufficient to pay all amounts due and owing on all New Notes then outstanding, and if in case of either (a) or (b) the Company has paid all other sums payable under the Indenture, and
     (2) the Company delivers an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence Required to be Furnished by the Company upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers’ Certificate signed by the President or any Vice President, and by the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers’ Certificate must describe the default or Event of Default and the efforts to remedy the same.
9. Other Obligors.
     None.
Contents of Application For Qualification
This application for qualification comprises:
(a)	pages numbered 1 to 9, consecutively;

(b)	the statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture (included as Exhibit T3G hereto); and

(c)	the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number	Description
Exhibit T3A.1	Amended and Restated Certificate of Incorporation of the Company (formerly known as Brooke Group Ltd.) (incorporated by reference to Exhibit 3.1 in the Company’s Form 10-Q for the quarter ended September 30, 1999).

Exhibit T3A.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K dated May 24, 2000).

Exhibit T3A.3	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 10-Q for the quarter ended June 30, 2007).

Exhibit T3B	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K dated October 19, 2007).

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, National Association.

Exhibit T3E.1	Press Release, dated June 16, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 16, 2009).

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.*

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Vector Group Ltd., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Miami, and State of Florida, on this 25 day of June, 2009.
(SEAL)

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Attest:	/s/ Marc N. Bell	By:	/s/ J. Bryant Kirkland

Name:	Marc N. Bell	Name:	J. Bryant Kirkland
Title:	Vice President, General Counsel and Secretary	Title:	Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
Exhibit T3A.1	Amended and Restated Certificate of Incorporation of the Company (formerly known as Brooke Group Ltd.) (incorporated by reference to Exhibit 3.1 in the Company’s Form 10-Q for the quarter ended September 30, 1999).

Exhibit T3A.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K dated May 24, 2000).

Exhibit T3A.3	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 10-Q for the quarter ended June 30, 2007).

Exhibit T3B	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K dated October 19, 2007).

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, National Association.

Exhibit T3E.1	Press Release, dated June 16, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 16, 2009).

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.*

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.